Exhibit 99.72

Elemental Altus Is Pleased to Announce Tether Investments as New Cornerstone Shareholder

Vancouver, British Columbia--(Newsfile Corp. - June 12, 2025) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") notes the press release issued by Tether Investments S.A. de C.V. ("Tether") that it has completed the acquisition of 78,421,780 common shares of Elemental Altus from La Mancha Investments S.a.r.l. ("La Mancha") at a price of C$1.55 per share, representing approximately 31.9% of the issued and outstanding common shares. When combined with the 4,360,511 shares already owned by Tether, Tether will own an aggregate of 82,782,291 common shares, representing approximately 33.7% of the issued and outstanding shares in the Company.

Tether has further announced that it has entered into an option agreement with AlphaStream Limited ("AlphaStream") and its wholly-owned subsidiary Alpha 1 SPV Limited ("Alpha 1") pursuant to which Alpha 1 granted Tether the option to acquire, subject to certain conditions, an aggregate of 34,444,580 common shares owned by Alpha 1. On exercise of this option, Tether would own 117,226,871 common shares, representing approximately 47.7% of the issued and outstanding common shares.

Frederick Bell, CEO and director of Elemental Altus, commented:

"Building on previous discussions with Tether, we are very pleased to officially welcome Tether as the Company's newmajor shareholder. Their unmatched ability to support the Company in its next phase of growth is exciting for all shareholders and is a positive for the gold royalty sector. Tether is one of the world's largest companies, largest holders of US Treasuries, and a growing investor in the gold space. We also express our gratitude to La Mancha and AlphaStream for their support to-date and in enabling this transaction, we hope to continue to find opportunities to work with them in the future."

Paolo Ardoino, CEO of Tether Investments, commented:

"Our investment in Elemental Altus reflects Tether's expanding commitment to real-world assets that offer stability, scalability and long-term value. Elemental Altus stands out with its disciplined approach to royalties and its exposure to gold, an enduring store of value in an increasingly uncertain global economy. This strategic move aligns with our broader vision of financial empowerment through infrastructure and asset-backed innovation."

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact +1 604 646 4527.

(TSXV: ELE) | (OTCQX: ELEMF) | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 11 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

About Tether Investments

Tether Investments is a corporation existing under the laws of the Republic of El Salvador and is an affiliate of the Tether group of companies. Tether Investments is focused on strategic investments that complement its vision for open financial systems supported by digital and real-world assets.

Cautionary note regarding forward-looking statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, (together, "forward-looking statements"), concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold; the estimation of mineral reserves and mineral resources; the realization of Mineral Reserve estimates; the Company's growth prospects; the Company's estimated 2025 revenues; and the timing and amount of estimated future production. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans," "expects" or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates" or "does not anticipate," "believes," "projects" or variations of such words and phrases or state that certain actions, events or results "may," "could," "would," "might" or "will be taken," "occur" or "be achieved." Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to, volatility in the price of gold, discrepancies between anticipated and actual production by companies in our portfolio, risks inherent in the mining industry to which the companies in our portfolio are subject, regulatory restrictions, the impact of the current COVID-19 pandemic on the companies in our portfolio, activities by governmental authorities (including changes in taxation), currency fluctuations and the accuracy of the mineral reserves, resources and recoveries set out in the technical data published by the companies in our portfolio. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company cautions readers not to place undue reliance on forward-looking statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. The Company does not undertake to update any forward- looking statements except in accordance with applicable Canadian securities laws. Readers are directed to the Company's Annual Information Form dated April 29, 2024, filed under the Company's profile on SEDAR (www.sedarplus.ca) for a complete list of applicable risk factors. Investors are advised that National Instrument 43-101 Standards for disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators requires that each category of Mineral Reserves and Mineral Resources be reported separately. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/255348